

Mail Stop 3010

May 19, 2010

VIA USMAIL and FAX (312) 526 - 0447

Mr. Mark J. Parrell
Chief Financial Officer
ERP Operating Limited Partnership
Two North Riverside Plaza
Chicago, Illinois 60606

> **Re: ERP Operating Limited Partnership**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **File Nos. 000-24920**

Dear Mr. Mark J. Parrell:

We have reviewed your filing and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   On page 33 you discuss that Fannie Mae and Freddie Mac provided you with approximately $1.6 billion of secured mortgage financing in 2008 and $500 million in 2009 at attractive rates, when compared to other sources of credit available at the time. Please expand this disclosure to disclose the terms of this debt, including the maturity dates, whether the loans were at fixed or variable rates, and the comparable market rates at the time. In future filings, quantify the positive effect on your recorded interest expense for 2008 and 2009 and subsequent periods related to the below market rate borrowings.

Financial Statements and Notes

Consolidated Statements of Operations, page F-5

2.   We note that you have included distributions declared per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the FASB Accounting Standards Codification.

Note 2-Summary of Significant Accounting Policies

Impairment of Long-Lived assets, page F-13

3.   The penultimate paragraph suggests that when the undiscounted cash flows exceed the carrying amount of a held for use asset, impairment measured as the difference between fair value and the carrying value of that asset would be recognized only if the impairment is deemed to be *permanent*. Please explain to us how this complies with the applicable accounting literature. Refer to paragraph 360-10-35-17 of the FASB Accounting Standards Codification that defines non recoverability as when the undiscounted cash flows are below the carrying amount of the asset without a permanent standard. Show us how you will revise your disclosure in future filings.

Note 18 Commitments and Contingencies, page F-39

4.   Based on the disclosure related to the housing discrimination case, it appears there is a reasonable possibility of loss. Please clarify the consideration you gave to disclosing an estimate of the possible loss or range of loss associated with this contingency or including a statement that such an estimate cannot be made. Refer to paragraph 450-20-50-3 of the FASB Accounting Standards Codification.

Note 19 – Impairments and Other Expenses, page F-40

5.   We note the fair values utilized within your impairment analysis were determined using internally developed models based on market assumptions and comparable sales data. Please tell us and revise future filings to describe the significant inputs to your fair value model (i.e. market assumptions and comparable sales data) and the information used to develop the inputs. Reference is made to paragraph 820-10-50-5(c) of the FASB Accounting Standards Codification.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant